ASX RELEASE

29 August 2013

Cleansing Notice

We  refer  to  the  issue  of  a  convertible  security by  Novogen  Limited  (Novogen)  (ASX:  NRT)

on  5  July  2013.   Pursuant  to  a   notice  of  conversion  of  a  portion  of  the  convertible  security representing in  aggregate  $50,000,  Novogen  issued  337,838  ordinary shares  to  Merrill  Lynch

(Australia) Nominees Pty Limited  ACN 003 925 031 FBO Hudson Bay Master Fund  Limited

on 27 August 2013 (Shares).

For  the  purposes  of  section  708A(5)(e)(i)  of  the  Corporations  Act  2001  (Cth)  (Corporations

Act) Novogen gives notice that:

1.

Novogen  issued  the  Shares  without  disclosure  to  investors  under  Part  6D.2  of  the

Corporations Act;

2.

as at the date of this notice, Novogen has complied with:

(a)

the   provisions   of   Chapter   2M   of   the   Corporations   Act   as   they   apply   to

Novogen; and

(b)

section 674 of the Corporations Act; and

3.

as  at  the  date  of  this  notice,  there is  no  information  that  is  “excluded  information”  (as

defined   in   subsections   708A(7)   and   708A(8)   of   the   Corporations   Act)   which   is

required to be disclosed by Novogen.

Yours faithfully

Andrew Bursill

Company Secretary

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